Exhibit 3.14

Amendments of Bylaws

RESOLVED, that Section 1 of Article III of the Bylaws of the Corporation shall be amended by adding the following text at the end of such section:

Notwithstanding any other provision of these Bylaws and any provision of law or the Certificate of Incorporation that otherwise so empowers the Company, the stockholders, the Board of Directors, any Director, any officer or any other person, neither the stockholders nor the Board of Directors nor any Director nor any officer nor any other person shall be authorized or empowered, nor shall they permit the Company, without the unanimous prior approval of the entire Board of Directors (in addition to any approval or consent of the stockholders required by Section 4 of Article II), to: (a) commence any case, proceeding or other action on behalf of the Company under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization, or relief for debtors; (b) institute proceedings to have the Company adjudicated as bankrupt or insolvent; (c) consent to or acquiesce in the institution of bankruptcy or insolvency proceedings against the Company; (d) file a petition or consent to a petition seeking reorganization, arrangement, adjustment, winding-up, dissolution, composition, liquidation, or other relief on behalf of the Company of its debts under any federal or state law relating to bankruptcy; (e) apply for, or consent to, or acquiesce in the appointment of, a receiver, liquidator, sequestrator, trustee or other officer with similar powers of such person with respect to the Company; (f) make any assignment for the benefit of the Company’s creditors; (g) admit in writing the Company’s inability to pay its debts generally as they become due; or (h) the amendment or repeal of the unanimous consent requirement set forth above in this Section 1 or the unanimous vote requirement set forth in Section 4 of Article II of these Bylaws.

RESOLVED, that Section 4 of Article II of the Bylaws of the Corporation shall be amended by adding the following text at the end of such section:

Notwithstanding the foregoing, unanimous consent or approval of the stockholders is required for: (1) the authorization for the Company to take any action described in clauses (a) through (h) of Section 4 of Article III of these Bylaws (in addition to any authorization required by Section 4 of Article III); and (2) the amendment or repeal of the foregoing unanimous vote requirement.